July 30, 2009	WilmerHale Venture Group

Susan L. Mazur

+1 781 966 2005 (t)
By EDGAR Submission	+1 781 966 2100 (f)
susan.mazur@wilmerhale.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Joseph McCann
Mail Stop 6010 (202) 551-6262

Re:	A123 Systems, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 22, 2009
File No. 333-152871

Ladies and Gentlemen:

On behalf of A123 Systems, Inc. (“A123” or the “Company”), submitted herewith for filing is Amendment No. 5 (“Amendment No. 5”) to the Registration Statement referenced above (the “Registration Statement”).  The Company is filing this Amendment No. 5 in response to comments contained in a letter, dated July 16, 2009 (the “Letter”), from Peggy Fisher of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David Vieau, Chief Executive Officer of A123.  The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 5.

General

1.                                       We note your statement on page 5 of your response letter that you have determined that the April and May 2009 private placements described in Item 15 should not be integrated with your contemplated public offering and that you have relied on the Commission’s integration guidance in making this determination.  Please summarize your basis for this conclusion.  Please refer to Compliance and Disclosure Interpretations, Securities Act Section, Question and Answer 139.25 and Securities Act Release No. 8828 (Aug. 3, 2007).  Describe how each of the investors became interested in the private offerings, including, as applicable, the nature of any pre-existing relationships.

Response:                                        As noted in the Company’s prior response letter, the Company concluded that the April and May 2009 private

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placements should not be integrated with the public offering contemplated by the Registration Statement.  In making its determination, the Company relied on the Commission’s integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007) as well as the Staff’s Compliance and Disclosure Interpretations, Securities Act Section, Question and Answer 139.25 (the “Interpretation”).  The Company notes that the Interpretation states as follows:

“Specifically, the Commission’s guidance focuses on how the investors in the private offering are solicited — whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement — for example, there is a substantive, pre-existing relationship between the investors and the company — then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.”

The Company sold shares of Series F Convertible Preferred Stock (the “Series F Shares”) to 31 accredited investors.  Seven of these 31 investors had not previously invested in the Company (the “New Investors”).  The remaining 24 investors are existing stockholders of the Company, and had previously participated in one or more previous financings (the last of which occurred in May 2008).  The Company therefore concluded that these 24 existing investors had substantive pre-existing relationships with the Company.

The Company was aware of the Commission’s guidance and the Interpretation when it began planning for the Series F financing.  With the assistance of attorneys from this Firm, the Company scrutinized each potential investor to ensure that participation in the financing by such potential investor was consistent with the guidance. In several cases, the Company either did not engage in discussions with a potential investor or ceased discussions with potential investors whose participation in the financing the Company believed was not consistent with the guidance.

Of the seven New Investors who purchased Series F Shares from the Company:

•                                                                                          One New Investor purchased Series F Shares in an individual capacity.  This individual was previously an executive managing director at Morgan Stanley & Co., Inc. (“MS”) when MS, through an affiliate, participated in the Company’s Series E financing in May 2008.  The investment by MS was done under the direction of this individual.  Currently, this individual is an officer of another of the seven New Investors, and he similarly managed the New Investor’s investment in the Series F financing.  Furthermore, the Company obtained a representation letter from this New Investor, representing to the Company, among other things, that the New Investor was not solicited by the Company or any of its officers or directors for participation in the Series F financing by means of the Registration Statement.  The Company therefore concluded that the Company had a substantive pre-existing relationship with the individual investor and that the entity became interested in the private offering through some means other than the Registration Statement.

•                                                                                          One New Investor had begun conversations about investing in the Company in connection with the Company’s Series D financing in 2007.  This New Investor did not ultimately invest at that time.  The Company had subsequent conversations with this New Investor in connection with the Company’s Series E financing in the spring of 2008; however, this entity was not ready to make its investment at the time the Company was ready to close the Series E financing.  The Company therefore had a substantive pre-existing relationship with this New Investor.

•                                                                                          One New Investor is a strategic vendor of the Company, and its relationship with the Company predates the filing of the Company’s registration statement.  The Company therefore had a substantive pre-existing relationship with this New Investor.

Another New Investor is an investor of and holds a board of director position in Milcom Technologies, LLC., which is the managing entity of OnPoint Technologies, Inc. (“OnPoint”).  OnPoint is a current stockholder of the Company and first invested in the Company several years ago.  The individual serving as the board member of Milcom is the same individual who directed the New Investor’s purchase of Series F Shares.  The Company therefore concluded that the New Investor became interested in the private offering through some means other than the Registration Statement.

One New Investor, a strategic investor, began discussions with the Company regarding a strategic relationship with the Company prior to the Company’s filing of the Registration Statement, at a time when the Company was not seeking to raise money.  The discussions have been ongoing, and the Company and this New Investor recently executed a letter of intent in connection with a proposed commercial relationship.  The Company therefore had a substantive pre-existing relationship with this New Investor.

•                                                                                          A principal and executive-in-residence at another New Investor was previously an employee of GE Energy Financial Services, Inc. (“GE”).  This individual was one of the individuals who managed the investment of GE, through an affiliate, when it purchased shares of the Company’s Series C Preferred Stock in 2006.  The Company obtained a representation letter from this New Investor representing to the Company, among other things, that this New Investor was not solicited by the Company or any of its officers or directors for participation in the Series F financing by means of the Registration Statement.

Overview, page 1

2.                                       We note the numerous product development and design and development activities you have with a number of parties.  Please expand your Business section to disclose the extent to which you have written agreements with these parties and, if so, their material terms.  We note, for instance, that your Business section contains little or no discussion of your arrangements with Chrysler, GM, Magna Steyr, and other entities that are prominently identified here.

Response:                                        The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages 83-84 of the prospectus.

3.                                       Please clarify the disclosure on page 1 and elsewhere, as appropriate, to quantify the portion of the advanced battery market currently represented by lithium-ion technology.

Response:                                        The Company has revised the Registration Statement to remove the market data previously obtained from Lux Research.  The Company and Morgan Stanley, one of the underwriters for this offering, have obtained recent market data regarding the transportation industry from A.T. Kearney, an independent third party.  This market data is part of a larger report that was commissioned by the Department of Energy (the “DOE”).  Neither the Company nor any of its underwriters commissioned the report, and no party affiliated with the Company participated in the A.T. Kearney study.  However, Morgan Stanley requested that A.T. Kearney prepare a market forecast based on the data it generated from the DOE study.  Morgan Stanley paid a fee of $5,000 for this data, and the Company has obtained A.T. Kearney’s written consent to include this data in Amendment No. 5.  The Company has supplementally provided marked copies of the report referenced in Amendment No. 5.

4.                                       Please revise to clearly disclose the extent to which your batteries are commercially available for use in automobiles and heavy duty vehicles.  Also disclose the percentage of revenues derived from product sales in each revenue category (portable power, transportation, and electric grid markets).  We note footnote 2 on page F-14.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 2 of the prospectus.

5.                                       Please revise your disclosure at the top of page two to clarify that to date you have installed a two megawatt unit at an AES facility.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 2 of the prospectus.

6.                                       Please disclose when you expect to learn whether the Department of Energy has approved your grant and/or loan requests, or revise to disclose that you are uncertain with respect to the timing of these programs.  Also, please clarify the significance of the notification that your application is “substantially complete.”

Response:                                      The Company has revised the prospectus to remove the statement that the DOE has notified the Company that the application for the loan program is substantially complete because it has concluded that the notification is not necessary to an investor’s understanding of the status of the Company’s application.  The Company has also added disclosure to indicate that the Company does not know the timing of the DOE’s loan and grant program.  Please see pages 2, 72 and 85 of the prospectus.

7.                                       Please disclose on page 2 the amount received to date from the State of Michigan and when you will receive the balance.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 2 of the prospectus.

8.                                       Please balance the disclosure on page 3 where you discuss revenues to also disclose your net losses for the periods presented.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 3 of the prospectus.

We rely on a limited number of customers for a significant portion of our revenue, and the loss of our most significant or several of our smaller customers could materially harm our business, page 14

9.                                       We note your response to prior comment 2, but we continue to believe that disclosure of the identity of your major customers is material information for potential investors.  Please expand this risk factor to identify your major customers and the percentage of revenues attributable to each for the two most recent fiscal years and subsequent quarter(s).  Also please expand to discuss the fact that revenues from the contract with Mercedes-Benz HighPerformanceEngines are expected to decline from first quarter revenues.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 14 of the prospectus.   The Company notes that Mercedes-Benz HighPerformanceEngines represented less than 10% of the Company’s revenue for the year ended December 31, 2007 and that BAE Systems represented less than 10% of the Company’s revenue for the years ended December 31, 2007 and December 31, 2008.

Problems in our manufacturing and assembly processes…, page 22

10.                                 We note your disclosure that production problems limited your ability to produce a sufficient number of batteries to meet the demands of one of your customers.  Please identify the market of the customer you reference.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 22 of the prospectus.

Dilution, page 40

11.                                 At the bottom of the page 41, please also disclose how the numbers and percentages in the table at the top of the page would change assuming all outstanding preferred stock is converted and all outstanding options and warrants are exercised.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages 41-42 of the prospectus.

Research and Development Services Revenue, page 61

12.                                 Please revise to identify the “commercial” projects the increased by $11.3 million.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 63 of the prospectus.

Requirements for environmentally-friendly disposal, page 74

13.                                 Please revise to briefly explain the nature of the ROHS directive.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment to remove the reference to the ROHS directive.  Please see page 76 of the prospectus.

Customer and Development Partners, page 81

14.                                 Please revise to expand your disclosure on page 82 regarding the battery system for electric grid services you have developed for AES to discuss whether the battery system is currently performing ancillary grid services in California.  If not, please expand to discuss the current status and when it is anticipated that it will be operational.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 84 of the prospectus.

15.                                 We note your disclosure in the final paragraph on page 82 regarding your agreement with Gillette.  Please clarify the year in which you received the $22.5 million fee from Gillette, and expand the MD&A section for the appropriate period to disclose in the revenues discussion.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages 48 and 85 of the prospectus.

16.                                 Please disclose the “certain period” referenced in the middle of the paragraph.

Response:                                      The Company notes that the “certain period” referenced is described in Section 11-4 of the Company’s Exclusive License Agreement with The Gillette Company.  The Company has requested confidential treatment of this time period.

Universities and National Laboratories, page 87

17.                                 Please describe in greater detail the nature of your collaborations with each of the universities and laboratories referenced in this section.  In cases where you have expended and/or committed to expend material funds to these collaborations, please disclose the relevant amounts.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 89 of the prospectus.

Compensation Discussion and Analysis, page 99

18.                                 We note your disclosure on page 100 that you hired two different independent compensation consultants who each provided comparative market data on compensation practices based on an analysis of comparable public companies.  Please explain why your compensation committee retained both consultants and revise your disclosure in the first paragraph on page 101 to clarify which of the two peer groups you reference.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 102 of the prospectus.

19.                                 We note your reference to The Radford Report on page 101.  Please revise your disclosure to explain the nature of this report, including whether it is publicly available.  In the event that you paid to have this data compiled, please disclose.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 103 of the prospectus.

Exhibit Index, 11-8

20.                                 Please revise to reflect that you have requested confidential treatment for portions of Exhibit 10.16.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see the exhibit index of the prospectus.

Request for Confidential Treatment

21.                                 We may issue further comments when we complete our review of your pending request.

Response:                                      The Company acknowledges the Staff’s comment and notes that Mr. McCann of the Staff informed Heidi Treiber of this Firm on July 20, 2009 that the Staff had no further comments on the Company’s pending confidential treatment request.

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur

Susan L. Mazur

cc (via facsimile):	Eric Pyenson, Esq., Vice President & General Counsel,
A123 Systems, Inc., fax: (617) 924-8910